SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                               (Amendment No. 1)
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-85
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-85
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

       Thomas E. Meador                 James R. Pruett
           Chairman                        President
      The Balcor Company           Colonial Storage 85, Inc.
 Bannockburn Lake Office Plaza    4381 Green Oaks Blvd. West,
2355 Waukegan Road, Suite A200             Suite 100
  Bannockburn, Illinois 60015        Arlington, Texas 76016
        (708) 267-1600                   (817) 561-0100

     (Name, Address and              (Name, Address and
     Telephone Number of             Telephone Number of
     Person Authorized to            Person Authorized to
     Receive Notice and              Receive Notice and
     Communications on Behalf        Communications on Behalf
     of the Person(s) Filing         of the Person(s) Filing
     Statement)                      Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600

                       Amendment No. 1 to Schedule 14D-9

     This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-85, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission on February 7, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 14D-9.

Item 4.   The Solicitation and Recommendation

     Item 4(b) is hereby amended to include the following additional considerations:

          (vi) In the Schedule 14D-9, the General Partners provided the Limited Partners with certain information regarding the Darby preliminary estimate of the value of a Unit. The General Partners believe that the Limited Partners may find certain additional information as contained in the valuation report provided to the Partnership by Darby useful in evaluating the Offer. Therefore, a copy of such report is attached hereto as Exhibit c(2). Limited Partners should keep in mind that the Darby value is not intended to be a current liquidation value; rather, it is a 5 year projection which includes projected distributions of cash flows, and therefore, may be affected by changing market conditions, economic factors, interest rates and unforseen events.

Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to include the following exhibits:

          "(a)(3)   Letter to Investors, dated March 6, 1996."

          "(c)(2) Darby Valuation Report."

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1996              BALCOR/COLONIAL STORAGE INCOME FUND-85

                              By:  Balcor Storage Partners-85, a general
                                   partner

                              By:  The Balcor Company, a partner

                              By:  /s/Thomas E. Meador
                                   --------------------------
                                   Thomas E. Meador, Chairman

                              By:  Colonial Storage 85, Inc., a general
                                   partner

                              By:  /s/James R. Pruett
                                   --------------------------
                                   James R. Pruett, President